SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

47759T100

(CUSIP Number)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47759T100	13G/A	Page 2 of 5 Pages

1	Name of Reporting Persons
Guolao Investments

S.S. or I.R.S. Identification No. of Above Persons
Not Applicable

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship Or Place Of Organization
Cayman Islands

Number of	5	Sole Voting Power 2,310,486
Shares Beneficially	6	Shared Voting Power 0
Owned By Each	7	Sole Dispositive Power 2,310,486
Reporting Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
2,310,486

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
4.94%

12	Type Of Reporting Person (See Instructions)
CO

CUSIP No. 47759T100	13G/A	Page 3 of 5 Pages

Item 1     (a).     Name of Issuer:

JinkoSolar Holding Co., Ltd.

Item 1     (b).     Address of Issuer's Principal Executive Offices:

1 Jingke Road, Shangrao

Economic Development Zone, Jiangxi Province,

334100 People’s Republic of China

Item 2     (a).     Name of Person Filing:

Guolao Investments

Item 2     (b).     Address of Principal Business Office or, if None, Residence:

4th Floor, Harbour Place

103 South Church Street,

Grand Cayman KY1-1002 Cayman Islands

Item 2     (c).     Citizenship:

The citizenship of Guolao Investments is the Cayman Islands.

Item 2     (d).     Title of Class of Securities:

American Depository Shares, each ADS represents four ordinary shares.

Item 2     (e).     CUSIP Number:

47759T100

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)

(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 47759T100	13G/A	Page 4 of 5 Pages

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 2,310,486

(b)	Percent of Class 4.94%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 2,310,486
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 2,310,486
	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.     Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Guolao Investments: 1,033,000 shares

Guolao  Investment Management Limited: 1,277,486 shares

CUSIP No. 47759T100	13G/A	Page 5 of 5 Pages

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 16, 2021

(Date)

Guolao Investments

       /s/Han Lin

(Signature)

      Name: Han Lin

Title: Director